UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40402

Osiris Acquisition Corp.

(Exact name of registrant as specified in its charter)

95 5th Avenue, 6th Floor

New York, NY 10003
(646) 993 4635

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant
Shares of Class A common stock
Warrants included as part of the units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: zero (0).

Pursuant to the requirements of the Securities Exchange Act of 1934, Osiris Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 10, 2024	OSIRIS ACQUISITION CORP.

	By:	/s/ Brad Bisca
	Name:	Brad Bisca
	Title:	Chief Financial Officer and Secretary